Contact

www.linkedin.com/in/emmanuel-
guisset-37b2223 (LinkedIn)
www.yourtour.com (Company)

Top Skills

New Business Development
E-commerce
Business Strategy

Languages

French (Native or Bilingual)
English (Full Professional)
Spanish (Full Professional)
Portuguese (Full Professional)
Dutch (Limited Working)

Emmanuel Guisset

Founder at Outsite (We are hiring)
Los Angeles, California, United States

Summary

• International business developer with strength in internet marketing,
electronic distribution and destination marketing
• Extensive experience in business development, client management
and developing partnerships with ad agencies in the US, Europe and
LATAM
• Good knowledge of the mobile app world thanks to various startup
projects in social media and text messaging applications
• Experience in opening and running an US office for a European
company
• Excellent network in the online travel industry, including travel
agencies, tour operators, travel agents, tourism boards, travel
products, car rental companies, and hotels chains
• International experience from living and working in the US,
Belgium, Portugal and Brazil

Experience

Outsite
Founder
January 2016 - Present (7 years)
San Francisco Bay Area

OUTSITE is a global network of coliving spaces designed for location flexible
professionals.

Instaply, Inc.
Angel investor
May 2013 - Present (9 years 8 months)

Instaply, a new startup that opens the text-messaging channel for customer
service, has been called the "Whatsapp for Business." One year from the
launch, Instaply has secured large paying customers in Europe among banks,
telecom retailers, and wholesalers.

The Surf Office Santa Cruz
Owner

October 2014 - May 2015 (8 months)
Santa Cruz California

The Surf Office Santa Cruz is the only beach villa with coworking space in the SF Bay Area. The Surf Office is the only beach villa with coworking space in the San Francisco Bay Area.

Entrepreneurs, startups teams and digital nomads come from all over the world to live, work and enjoy the coastal lifestyle.

A block from scenic West Cliff Drive in Santa Cruz, we provide all the amenities one would expect from a top vacation rental and a adjacent coworking space.

Tired of the hustle and bustle of your city life? Early morning run on the beach, surf/yoga classes, communal dinners, and group hiking trips give The Surf Office a warm feeling you'll come back for.

Strobbr
co-founder
January 2013 - September 2014 (1 year 9 months)

Strobbr is a mobile app that lets users create and share interactive photo sequences for free. It is currently available at www.strobbr.com as a web application. Our soon to be released iphone app will allow users to generate and watch interactive sequences directly from their phone. Action sport lovers, athletes, photographers, brands and magazines are already using Strobbr to create sequences featuring their latest moves, tricks, shots…

YourTour - Travel Technology Services
6 years 9 months

VP Business Development
March 2010 - September 2014 (4 years 7 months)

YourTour is an innovative planning software dedicated to the automatic creation of customized trips according to the tourist's preferences.

Operate US Branch in Silicon Valley, generating first US paying customers and establishing business relationships with web agencies

Run day-to-day operations of the company as well as establishing and maintaining vital relationships with new and existing clients in USA, LATAM and Europe

Accelerate company growth by marketing the company brand among DMO's, OTA's, airlines and hotel chains

Network at conferences and tradeshows in USA, Europe and Latin America to develop long-term relationships with vital decision makers in the travel industry to further the company brand and reputation

Display superior communication skills through delivering speaking engagements at Etourism Summit, NAJ, and the Simple View Summit

Provide outstanding customer service, drafted value-based sales proposals and managed accounting responsibilities of company

Conduct hiring, training, and evaluating of staff and interns

Business development manager
January 2008 - December 2010 (3 years)

YourTour is an innovative planning software dedicated to the automatic creation of customized trips according to the tourist's preferences.

Assisted in implementation of a powerful prototype into a commercial product for the B2B industry while helping launch the product at Techcrunch 50, Nextweb, and PhocusWright

Collaborated on business strategy with the former business development manager at Booking.com and established and maintained a business relationship with Lonely Planet to integrate digital content

Networked at events and trade shows to communicate brand message and encourage sales growth, and supervised product development and public relations

Explort program
Sales Export Manager
September 2006 - June 2007 (10 months)
Belgium and Brazil

Selected to participate in the Awex "explort" program.

Awex is a Belgian foreign trade agency, and the program allowed recent graduates to help Belgian companies export and expand their products and services abroad. It included three months in Belgium and three months in Brazil, which helped gain international experience and a better knowledge of the industry from multiple perspectives.

Tekever
trainee
June 2005 - September 2005 (4 months)

―――――

Education

Haute Ecole 'Groupe ICHEC - ISC Saint-Louis - ISFSC', Bruxelles
Master's degree, international management · (2002 - 2006)

ISCTE - Instituto Universitário de Lisboa
masters, International management · (2005 - 2005)

500 startups